Exhibit 99.1

For Immediate Release

NORSAT LAUNCHES NEW GENERATION OF KU-BAND BLOCK UPCONVERTERS

Norsat’s Median Series Block Upconverters designed for both performance and economy

Vancouver, British Columbia – January 21, 2016 – Norsat International Inc. (“Norsat”) (TSX: NII and NYSE MKT: NSAT), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, today announced the launch of the MEDIAN series of Ku-band Block Upconverters (BUCs) that are ideal for VSAT, broadcast, maritime, and portable terminal applications.

Designed with both performance and economy in mind, the Median series of Ku-band BUCs comes in 16W and 25W options and is currently available in standard and extended Ku-band frequencies. The Median series is a perfect addition to Norsat’s line of BUCs and is positioned between our leading size, weight, and power efficient ATOM series of block upconverters and the ELEMENT series.

The MEDIAN BUC series offers:

  16W and 25W output power

  Premium performance and reliability

  Full monitor & control capabilities

  Customization options

  Unmatched linearity due to GaAs technology

  2 year warranty

Dr. Amiee Chan, president and chief executive officer of Norsat, stated, “Norsat continues to broaden our product portfolio in order to meet the needs of our customer base and as part of our long-term growth strategy. The Median BUC series offers the same Norsat quality and customizations options that our customers have come to expect, and complements our existing industry-leading line of BUCs and SSPAs.”

Norsat is carrying inventory of the MEDIAN series BUCS and they are now available for purchase. For more information on the new MEDIAN series, as well as Norsat’s other lines of BUCs visit http://www.norsat.com/solutions/microwave-products/

About Norsat International Inc.
Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements
The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com